Mail Stop 3561

March 25, 2010

Jeffrey S. Lorberbaum
Chairman and Chief Executive Officer
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia

>   **Re: Mohawk Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-13697**

Dear Mr. Lorberbaum:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

1.   If material to the business of any of your segments, please revise to provide the disclosure required by Item 101(c)(1)(vi) and (viii) of Regulation S-K.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and …, page 19</u>

<u>Overview, page 19</u>

2.   In the fourth paragraph under this heading, please revise to describe in more detail the identified "trend of incidents related to the use of new technology in certain commercial tiles."

<u>Year Ended December 31, 2009, as Compared with Year Ended …, page 20</u>

<u>Net sales, page 20</u>

3.   Please revise your net sales disclosure to describe in more detail the "unfavorable price and product mix" you experienced. For example, please clarify whether your decline in net sales resulted from price decreases, the sale of lower priced products, the sale of lower margin products and/or other factors. Similarly, please also describe in more detail the benefit "due to the net effect of price increases and product mix" reflected in your comparison of 2008 and 2007 net sales discussion.

<u>Selling, general and administrative expenses, page 21</u>

4.   Please revise your disclosure under this heading, or in another appropriate place, to discuss in more detail the "various cost savings initiatives implemented by the Company" and the status of these initiatives. In this regard, we note for example that your latest earnings release filed with your Form 8-K on February 25, 2010 references the "implementation of cost savings efforts, personnel reductions and plant consolidations" and notes that all of your "segments have reduced infrastructure and capacity and improved productivity."

<u>Critical Accounting Policies, page 28</u>

5.   Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in testing your goodwill or other long-lived assets for impairment or used in your

valuation allowance on your deferred tax assets would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Notes to Consolidated Financial Statements, page 41

(5) Goodwill and Other Intangible Assets, page 48

6.   We note that during 2008 the company recorded a $1.5 billion impairment charge. It appears that this charge was recorded predominantly in the third quarter of 2008 as the result of an interim impairment test. Please explain to us in more detail the indicators that led you to perform this interim impairment test for goodwill and indefinite lived assets. Please also explain to us whether you performed any interim impairment testing prior to your next annual required testing. In addition, please explain whether the significant decline in your stock price that occurred in the latter part of calendar 2008 and the first quarter of 2009 was indicative of any of the events identified in ASC 350-20-35-30.

(7) Long-term Debt, page 50

7.   Please explain to us why you omitted disclosing any of the major terms of the debt included in the category Industrial revenue bonds, capital leases and other.

(9) Derivative Financial Instruments, page 53

8.   Please explain to us the purpose for which you enter into long-term supply agreements for natural gas and your use of natural gas in your operations. Please consider clarifying this matter to your readers in future filings to the extent material.

(12) Employee Benefit Plans, page 57

9.   We note the chart on page 59 that breaks down your projected benefit obligation, accumulated benefit obligation and fair value of plan assets into plans with accumulated benefit obligation in excess of plan assets and plans with plan assets in excess of accumulated benefit obligations. The projected benefit obligation and fair value of plan assets do not appear to reconcile to the total projected benefit obligation and fair value of plan assets in the chart on page 58. The totals for projected benefit obligation and fair value of plan assets for plans with plan assets in excess of accumulated benefit obligations equal the totals shown on page 58. Please advise us if this was in error. If so, please supplementally provide us

the correct amounts for each of the affected items. We may have further comment.

Item 15. Exhibits and Financial Statement Schedules, page 70

10.   Please ensure that the material agreements incorporated by reference to other filings contain complete copies of these agreements, including all exhibits, schedules and attachments. Refer to Item 601(b)(10) of Regulation S-K. For example, we note that all of the exhibits and schedules were omitted from Exhibit 10.1 to your Current Report on Form 8-K filed September 2, 2009, which is a material agreement in your 10-K listed as Exhibit 10.4. Please review your material agreements, and re-file complete agreements with your next current or periodic report.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director